SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )


                           MicroFinancial Incorporated
                           ---------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                   595072 1 09
                                   -----------
                                 (CUSIP Number)


                                December 31, 2001
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             [_]  Rule 13d-1(b)

             [_]  Rule 13d-1(c)

             [X]  Rule 13d-1(d)

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 595072 1 09                  13G                    Page 2 of 5 Pages

1. NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


Torrence C. Harder
------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                      (a)  [_] (b)  [_]
Not Applicable.
---------------

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION


United States of America.
--------------------------

NUMBER OF         5.     SOLE VOTING POWER

SHARES                    1,370,684
                          ---------

BENEFICIALLY      6.     SHARED VOTING POWER

OWNED BY                 276,045
                         -------

EACH              7.     SOLE DISPOSITIVE POWER

REPORTING                 1,370,684
                          ---------

PERSON            8.     SHARED DISPOSITIVE POWER

WITH                     276,045
                         -------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


1,646,729
---------


10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [-] (SEE INSTRUCTIONS)


Not Applicable.
---------------

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


Approximately 12.8% (1)
-----------------------

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


IN
--

(1) Based on 12,891,946 shares of MicroFinancial Incorporated's Common Stock outstanding as of the report filed on Form 10-Q on November 14, 2001

CUSIP No. 595072 1 09                  13G                    Page 3 of 5  Pages

Item 1(a).  Name of Issuer:


                           MicroFinancial Incorporated
                           ---------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:


                 950 Winter Street, Waltham, Massachusetts 02454
                 -----------------------------------------------

Item 2(a).  Name of Person Filing:


                               Torrence C. Harder
                               ------------------

Item 2(b).  Address of Principal Business Office, or if None, Residence:


                 950 Winter Street, Waltham, Massachusetts 02454
                 -----------------------------------------------

Item 2(c).  Citizenship:


                            United States of America
                            ------------------------

Item 2(d).  Title of Class of Securities:


                                  Common Stock
                                  ------------

Item 2(e).  CUSIP Number:


                                   595072 1 09
                                   -----------

Item 3. If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), check whether the person filing is a:

       (a) [_]  Broker or dealer registered under Section 15 of the Exchange
                Act.

       (b) [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

       (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

       (d) [_] Investment company registered under Section 8 of the Investment Company Act.

       (e) [_]  An investment adviser in accordance with Rule 13d-1(b)(1)
                (ii)(E);

       (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

       (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

       (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

       (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

       (j) [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

       Not Applicable.

CUSIP No. 595072 1 09                  13G                    Page 4 of 5 Pages

Item 4.    Ownership.

       (a)  Amount beneficially owned:    1,646,729

       Of such 1,646,729 shares of Common Stock (i) the reporting person is the direct beneficial owner of 1,131,284 shares of Common Stock and 55,000 shares of Common Stock issuable upon the exercise of options which will have vested by February 25, 2002; (ii) the reporting person is the indirect beneficial owner of 92,200 shares of Common Stock directly beneficially owned by the Lauren Elizabeth Harder Trust, of which the reporting person's daughter, Lauren Elizabeth Harder, is the sole beneficiary and over which shares the reporting person retains sole voting and investment power as the sole trustee of such Trust; (iii) the reporting person is the indirect beneficial owner of 92,200 shares of Common Stock directly beneficially owned by the Ashley Jane Harder Trust, of which the reporting person's daughter, Ashley Jane Harder, is the sole beneficiary and over which shares the reporting person retains sole voting and investment power as the sole trustee of such Trust; and (iv) the reporting person is the indirect beneficial owner of 276,045 shares of Common Stock directly beneficially owned by Entrepreneurial Ventures, Inc. ("EVI") and over which shares the reporting person retains shared voting and investment power through his ownership in, and position as President and Director of, EVI.

       (b)  Percent of class:    Approximately 12.8% (2)

       (c)  Number of shares as to which such person has:

       (i)   Sole power to vote or to direct the vote:      1,370,684

       (ii)  Shared power to vote or to direct the vote:    276,045

       (iii) Sole power to dispose or to direct the disposition of: 1,370,684

       (iv)  Shared power to dispose or to direct the disposition of: 276,045

Item 5.  Ownership of Five Percent or Less of a Class.


Not Applicable.
---------------

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.


Not Applicable.
---------------

Item7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.


Not Applicable.
---------------

Item 8.  Identification and Classification of Members of the Group.


Not Applicable.
---------------

Item 9.  Notice of Dissolution of Group.


Not Applicable.
----------------

Item 10.  Certifications.


Not Applicable.
---------------

(2) Based on 12,891,946 shares of MicroFinancial Incorporated's Common Stock outstanding as of the report filed on Form 10-Q on November 14, 2001

CUSIP No. 595072 1 09                  13G                    Page 5 of 5 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               February 12, 2002
                            -------------------------
                                     (Date)


                             /s/ Torrence C. Harder
                            -------------------------
                                   (Signature)


                               Torrence C. Harder
                               ------------------
                                  (Name/Title)

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).